Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends and Discount Accretion

Including Interest on Deposits

	For the six months ended	For the year ended December 31,
(in thousands)	June 30, 2015	2014	2013	2012	2011	2010
Net Income (Loss) Before Provision for Income Tax Expense	$15,667	$15,340	$14,793	$3,392	$2,614	$(3,426)
Add: fixed charges	1,314	1,922	2,079	1,797	1,316	2,191

Net Income (Loss) Before Provision for Income Tax Expense and Fixed Charges	$16,981	$17,262	$16,872	$5,189	$3,930	$(1,235)

Fixed charges	$1,314	$1,922	$2,079	$1,797	$1,316	$2,191
Preferred stock dividends and discount accretion	584	124	—	—	—	—

Fixed charges and preferred stock dividends and discount accretion	$1,898	$2,046	$2,079	$1,797	$1,316	$2,191

Deficiency amount	—	—	—	—	—	$3,426
Ratio of earnings (loss) to fixed charges	12.92	8.98	8.12	2.89	2.99	(0.56)

Ratio of earnings (loss) to fixed charges and preferred stock dividends and discount accretion	8.95	8.44	8.12	2.89	2.99	(0.56)

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends and Discount Accretion

Excluding Interest on Deposits

	For the six months ended	For the year ended December 31,
(in thousands)	June 30, 2015	2014	2013	2012	2011	2010
Net Income (Loss) Before Provision for Income Tax Expense	$15,667	$15,340	$14,793	$3,392	$2,614	$(3,426)
Add: fixed charges	228	465	559	422	104	542

Net Income (Loss) Before Provision for Income Tax Expense and Fixed Charges	$15,895	$15,805	$15,352	$3,814	$2,718	$(2,884)

Fixed charges	$228	$465	$559	$422	$104	$542
Preferred stock dividends and discount accretion	584	124	—	—	—	—

Fixed charges and preferred stock dividends and discount accretion	$812	$589	$559	$422	$104	$542

Deficiency amount	—	—	—	—	—	$3,426
Ratio of earnings (loss) to fixed charges	69.71	33.99	27.46	9.04	26.13	(5.32)

Ratio of earnings (loss)to fixed charges and preferred stock dividends and discount accretion	19.58	26.83	27.46	9.04	26.13	(5.32)

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